EXHIBIT 99.4

CONSENT OF DOUG REDDY, M.Sc., P.GEO.

The undersigned hereby consents to the incorporation by reference in the Registration Statement on Form F-10 of Equinox Gold Corp. (the “Company”) (File No. 333-268499) of their name and the information that has been reviewed and approved by them in the Company’s Management’s Discussion and Analysis for the three months and year ended December 31, 2023, dated February 21, 2024, included in the Current Report on Form 6-K of the Company, dated February 21, 2024.

Date: February 21, 2024	/s/ Doug Reddy
By: Doug Reddy, M.Sc., P.Geo.